India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

April 27, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Edward Kelly
Accounting Branch Chief

Re:	India Globalization Capital, Inc.
Registration Statement on Form S-1 Filed March 5, 2012 File No. 333-179902

Dear Mr. Kelly:

This is our amended response to the SEC Staff’s comments in its letter of March 27, 2012 to India Globalization Capital, Inc. (“IGC”) regarding the above-referenced filing.  In addition, we simultaneously have filed Pre-Effective Amendment No. 1 to our Form S-1 Registration Statement originally filed on March 5, 2012 (collectively, the “Form S-1”), which reflects changes in response to the Staff’s comments.  We thank you in advance for your consideration.  For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or our advisors, as the context may dictate.

General

1. Tell us why you are registering 12,972,532 shares of common stock issuable by India Globalization Capital, Inc. or IGC upon the exercise of warrants since those shares of common stock appear to have been registered in previous registration statements. It appears that you can use Rule 429 of Regulation C of the Securities Act to combine these registration statements. Please also note that the registration statement containing the combined prospectus shall act upon effectiveness as a post-effective amendment to any earlier registration statement whose prospectus has been combined in the latest registration statement.  Accordingly, any updates regarding the status of earlier offerings such as the November 2010 offering should be made in this registration statement rather than a separate post-effective amendment.

IGC Reply:  IGC has chosen to rely on Rule 429 of Regulation C under the Securities Act to combine the prospectuses for each of the three prior Registration Statements that registered shares underlying our warrants (File Nos. 333-160993, 333-163867 and 333-124942) with the prospectus in this Form S-1 and has included a new footnote to the Calculation of Fee table describing such reliance.  We note that on April 6, 2012, IGC filed a Post-Effective Amendment to its Form S-1 registration statement (File No. 333-163867) to deregister any unsold shares of Common Stock and the 2010 Warrants related thereto.

Market and Industry Data

2. We note the disclaimer that industry data included in the prospectus and estimates and beliefs based on that data may not be reliable. Since IGC may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

IGC Reply: We have deleted the disclaimer under the heading “Marketing and Industry Data” preceding page 1 regarding the industry data and the reliability of estimates and beliefs based on such data in the Form S-1 in response to this comment.

Selling Shareholders, page 25

3. In the table, please state the amount of securities owned by each selling shareholder before and after the offering.  Further, indicate the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with IGC or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.

IGC Reply: We have revised the Selling Shareholder table on page 26 in response to this comment.

4. Describe briefly any continuing relationships of IGC with selling shareholders.

IGC Reply:  IGC has a continuing relationship with two selling shareholders.  First, Mr. Danny Chang was elected as a member of the IGC Board of Directors after IGC obtained our Shareholders’ approval on December 30, 2011.  Mr. Chang will hold office as a Class A director until the annual meeting of stockholders in 2014, when his successor is duly elected and qualified.  Second, Mr. Jian Qun Dou is the current Chairman of PRC Ironman whose duties include government relations and general oversight. We have revised the Form S-1 on page 26 to disclose the foregoing in response to this comment.

5. State that IGC will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resale the securities.

IGC Reply:  We have revised the Form S-1 on page 25 to state that we will file a prospectus supplement to name any successors to any named selling shareholders who are able to use the prospectus to resale the securities in response to this comment.

6. We note the disclosure that the exchange shares were acquired by the selling shareholders in IGC’s acquisition of HK Ironman on December 30, 2011.  File or incorporate by reference as an exhibit the stock purchase agreement related to the acquisition.  Further, summarize the material consideration provisions of the stock purchase agreement in a discrete section of the prospectus. Additionally, if the acquisition is deemed a reverse merger by the NYSE Amex stock exchange, disclose that IGC will be required to requalify for listing of its securities on the NYSE Amex stock exchange, and disclose the risks if IGC is unable to meet the NYSE Amex stock exchange listing requirements.  We note the disclosures on pages 3, 13, and 15 of the definitive proxy statement filed on December 9, 2011.

IGC Reply:  We have revised the Form S-1 on page 25 with a summary of the stock purchase agreement in response to this comment.  In addition, we have included a reference to the stock purchase agreement in the Exhibits to the Form S-1 as Exhibit 10.40 to incorporate it by reference to Annex A of the Form DEF 14A of India Globalization Capital, Inc., dated as of October 14, 2011 and filed with the SEC on December 9, 2011 (Commission File No.: 001-32830).  Please also note that, after we mailed the definitive proxy statement, on December 30, 2011, the NYSE Amex granted the listing of these Exchange Shares and the Compensation Shares and effectively concurred with IGC’s position that our acquisition of Ironman was not a reverse merger.  Accordingly, IGC’s Form S-1 has not carried over such concomitant risks that we set forth in our recently filed proxy because such risks are no longer applicable.

7. We note the disclosure that IGC agreed to file this registration statement covering the shares received by the selling shareholders in the acquisition of HK Ironman.  File the registration rights agreement as an exhibit to the registration statement, and summarize its principal provisions in the prospectus.

IGC Reply:  We have revised the Form S-1 on page 25 in response to this comment to make it clear that the registration rights are included in the Stock Purchase Agreement and there is no separate registration rights agreement thus we are not able to file the any registration rights agreement as an exhibit to the Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 57

8. Disclosure that Mr. Danny Qing Chang is the beneficial owner of 2,000.000 shares of common stock representing 3.8% of the class is inconsistent with disclosure on page 60 of the definitive proxy statement filed on December 9, 2011 that Mr. Danny Qing Chang is the beneficial owner of 13,120,000 shares of common stock representing 25% of the class.  Please reconcile the disclosures.

IGC Reply:  We have revised the Form S-1 on page 26 in response to this comment to reconcile the disclosures.

Recent Sales of Unregistered Securities, page II-5

9. Provide disclosure of the 31,500.000 shares of common stock issued by IGC in the acquisition of HK Ironman.  See Item 701 of Regulation S-K.

IGC Reply:  We have revised the section Recent Sales of Unregistered Securities on Form S-1, now on page II-6, in response to this comment.

Exhibit 5.1

10. We note that IGC intends to file by amendment the legal opinion.  Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

IGC Reply:  We have filed herewith the legal opinion as Exhibit 5.1 to the Form S-1.

Closing

IGC acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ss:	India Globalization Capital, Inc.
John Selvaraj,
Treasurer, Principal Accounting
and Financial Officer

cc:  Mr. Craig E. Slivka, SEC
       Debbie A. Klis, Esq.
       Scott M. Museles, Esq.